Exhibit 99.2

Management’s Discussion & Analysis

For the three months ended March 31, 2024

Q1

2024

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

2	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

1. INTRODUCTION

The following Management’s Discussion and Analysis (the “MD&A”) for Bitfarms Ltd. (together with its subsidiaries, the “Company” or “Bitfarms”) has been prepared as of May 14, 2024. This MD&A should be read in conjunction with the Company’s first quarter 2024 unaudited interim condensed consolidated financial statements and its accompanying notes (the “Financial Statements”), the Company’s 2023 audited annual consolidated financial statements and its accompanying notes (the “2023 Annual Financial Statements”) and the Company’s Annual Information Form dated March 6, 2024 (the “2023 AIF”), which are available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.

The Company’s Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS Accounting Standards”) as issued by the International Accounting Standards Board (“IASB”), including IAS 34, Interim Financial Reporting. The Company’s Financial Statements and this MD&A are reported in thousands of US dollars and US dollars, respectively, except where otherwise noted.

Bitfarms’ management team (“Management”) is responsible for the preparation and integrity of the Financial Statements including the maintenance of appropriate information systems, procedures and internal controls. Management is also responsible for ensuring that information disclosed externally, including the Financial Statements and MD&A, is complete and reliable.

The Company utilizes a number of non-IFRS financial measures and ratios in assessing operating performance. Non-IFRS financial measures and ratios may exclude the impact of certain items and are used internally when analyzing operating performance. Refer to Section 9 - Non-IFRS and Other Financial Measures and Ratios and Section 23 - Cautionary Note Regarding Non-IFRS and Other Financial Measures and Ratios of this MD&A for more information.

This MD&A contains forward-looking statements. Refer to the risk factors described in Section 19 - Risk Factors of this MD&A and in Section 19 - Risk Factors of the Company’s MD&A for the year ended December 31, 2023, dated March 6, 2024 and to Section 22 - Cautionary Note Regarding Forward-Looking Statements of this MD&A for more information. This MD&A contains various terms related to the Company’s business and industry which are defined in Section 25 - Glossary of Terms of this MD&A.

In this MD&A, the following terms shall have the following definitions:

Term	Definition
Q1 2024	Three months ended March 31, 2024
Q1 2023	Three months ended March 31, 2023
H1 2024	Six months ended June 30, 2024
H2 2024	Six months ended December 31, 2024

3	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

2. COMPANY OVERVIEW

Founded in 2017, Bitfarms (Nasdaq/TSX: BITF) is a global, publicly traded Bitcoin mining company. Bitfarms runs vertically integrated mining operations with an in-house management system and company-owned electrical engineering, installation service, and onsite technical repair. The Company’s proprietary data analytics system delivers best-in-class operational performance and uptime.

Bitfarms owns and operates server farms comprised of computers (referred to as “Miners”) designed for the purpose of validating transactions on the Bitcoin Blockchain (referred to as “Mining”). Bitfarms generally operates its Miners 24 hours a day to produce computational power used for hashing calculations (measured by hashrate) that Bitfarms sells to a Mining Pool under a formula-driven rate commonly known in the industry as Full Pay Per Share (“FPPS”). Under FPPS, Mining Pools compensate Mining companies for their computational power used for hashing calculations, measured through hashrate, based on what the Mining Pool would expect to generate in revenue for a given time period if there was no randomness involved. The fee paid by a Mining Pool to Bitfarms for its computational power used for hashing calculations may be in cryptocurrency, U.S. dollars, or another currency. However, the fees are generally paid to the Company on a daily basis in bitcoin (“BTC”). Bitfarms accumulates the cryptocurrency fees it receives or exchanges them for U.S. dollars through reputable and established cryptocurrency trading platforms.

Bitfarms currently has 12 Bitcoin Mining facilities and one under development situated in four countries: Canada, the United States, Paraguay and Argentina. Powered predominately by environmentally friendly hydro-electric and long-term power contracts, Bitfarms is committed to using sustainable and often underutilized energy infrastructure.

The Company’s ability to operate and secure power through its production sites is summarized as follows:

Country	Operating power as of May 14, 2024	Contracted power as of May 14, 2024
Canada	159 MW	180 MW	[1,2]
United States	17 MW	21 MW	[2]
Paraguay	10 MW	280 MW	[2]
Argentina	54 MW	210 MW	[2]
	240 MW	691 MW

[1]	The Company has secured the rights for 10 MW of hydro-electricity in the province of Quebec but does not currently have an expansion plan for those 10 MW of power. Bitfarms is continuing its efforts to search for economically viable properties for the available 10 MW of hydro-electricity.
[2]	Refer to section 6 - Expansion Projects for details on the timing of the remaining MW not yet operational.

4	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

3. FINANCIAL HIGHLIGHTS

	Three months ended March 31,
(U.S.$ in thousands except where indicated)	2024	2023 (3)
Revenues	50,317	30,050
Gross loss	(10,682)	(8,353)
Gross margin (1)	(21)%	(28)%
Operating loss	(23,708)	(14,997)
Operating margin (1)	(47)%	(50)%
Net loss	(5,980)	(3,700)
Basic and diluted loss per share	(0.02)	(0.02)
Gross Mining profit (2)	29,312	12,026
Gross Mining margin (2)	59%	41%
Adjusted EBITDA (2)	21,007	6,364
Adjusted EBITDA margin (2)	42%	21%

	As of March 31,	As of December 31,
	2024	2023
Total assets	426,473	378,725
Current financial liabilities	29,396	53,525
Non-current financial liabilities	1,491	—
Long-term debt included in financial liabilities	1,642	4,022

There have not been any distributions or cash dividends declared per share for the periods disclosed above.

[1]	Gross margin and Operating margin are supplemental financial ratios; refer to section 9 - Non-IFRS and Other Financial Measures and Ratios.
[2]	Gross Mining profit, Gross Mining margin, Adjusted EBITDA and Adjusted EBITDA margin are non-IFRS measures or ratios; refer to section 9 - Non-IFRS and Other Financial Measures and Ratios.
[3]	Prior year figures are derived from restated financial statements. Refer to Section 14 - Restatement.

5	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

4. FIRST QUARTER 2024 FINANCIAL RESULTS AND OPERATIONAL HIGHLIGHTS

Financial

●	Revenues of $50.3 million, gross loss of $10.7 million (gross margin[1] of negative 21%) including non-cash depreciation and amortization expense of $39.0 million, operating loss of $23.7 million (operating margin[1] of negative 47%), and net loss of $6.0 million;
●	Gross Mining profit[2] of $29.3 million (59% Gross Mining margin2); and
●	Adjusted EBITDA[2] of $21.0 million (42% Adjusted EBITDA margin2).

Operations

●	Earned 943 BTC at an average direct cost of $20,500 per BTC[2] or an average total cash cost of $30,300 per BTC[2] and held 806 BTC valued at approximately $57.5 million as of March 31, 2024; and
●	Sold 941 BTC at an average price of $52,700 per BTC for total proceeds of $49.6 million, a portion of which was used to fully repay equipment-related indebtedness and pay capital expenditures.

Expansions

●	Exercised an option to purchase for 28,000 Bitmain T21 Miners; and
●	Purchased an additional 19,280 Bitmain T21 Miners along with 3,888 Bitmain S21 Miners and 740 Bitmain S21 hydro Miners with expected deliveries in 2024.

Paraguay

●	Received and installed the main transformer of 80 MW at the Paso Pe facility;
●	Purchased land for development of the planned 100 MW Yguazu facility;
●	Signed engineering procurement and construction contract for the high-voltage interconnection to the Administración Nacional de Electricidad (“ANDE”) substation and to the transmission line for the Yguazu facility; and
●	Signed purchase agreements for long lead-time equipment for the Yguazu facility.

Canada

●	Installed the first 1,400 Bitmain T21 Miners at the Farnham, Quebec facility.

Financing

●	Commenced an at-the-market equity offering program on March 11, 2024 (“2024 ATM Program”);
●	Raised $38.1 million in net proceeds through the Company’s 2024 ATM Program;
●	Paid off in full the remaining $4.0 million of equipment-related indebtedness; and
●	Entered into a sale and leaseback agreement to monetize the value of the Garlock facility and received net proceeds of $1.7 million to be allocated towards the Company’s expansion plans.

[1]	Gross margin and Operating margin are supplemental financial ratios; refer to section 9 - Non-IFRS and Other Financial Measures and Ratios.
[2]	Gross Mining profit, Gross Mining margin, Adjusted EBITDA, Adjusted EBITDA margin, Direct Cost per BTC and Total Cash Cost per BTC are non-IFRS measures or ratios; refer to section 9 - Non-IFRS and Other Financial Measures and Ratios.

6	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

5. PRODUCTION AND MINING OPERATIONS

Key Performance Indicators

	Three months ended March 31,
	2024	2023	% Change
Total BTC earned	943	1,297	(27)%
Average Watts/Average TH efficiency*	35	38	(8)%
BTC sold	941	1,267	(26)%

*	Average Watts represents the average energy consumption of deployed Miners

Q1 2024 v. Q1 2023

●	943 BTC earned in Q1 2024, compared to 1,297 BTC earned in Q1 2023, representing a decrease of 27% as a result of an 93% increase in average network difficulty, partially offset by an increase in hashrate from the Company’s expansions and certain upgrades to its Miner fleet;
●	35 average Watts/average TH efficiency in Q1 2024, compared to 38 average Watts/average TH efficiency in Q1 2023, representing an improvement of 8% due to the Company upgrading its fleet with more efficient Miners; and
●	941 BTC sold in Q1 2024, compared to 1,267 BTC in Q1 2023. The proceeds were used in part to fund operations and repay equipment financing indebtedness.

	As of March 31,
	2024	2023	% Change
Period-end operating EH/s	6.5	4.8	35%
Period-end operating capacity (MW)	240	188	28%
Hydro power (MW)	186	178	4%
Hydro power proportion of period-end operating capacity	78%	95%	(17)%

As of March 31, 2024 v. as of March 31, 2023

●	6.5 EH/s online as of March 31, 2024, compared to 4.8 EH/s online as of March 31, 2023, an increase of 35%, as a result of the Company’s expansions in Rio Cuarto (Argentina) and Baie-Comeau (Quebec), as well as the upgrade of its Miner fleet;
●	240 MW operating capacity as of March 31, 2024, compared to 188 MW operating capacity as of March 31, 2023, an increase of 28%, as a result of the installation of approximately 13,400 Miners in Rio Cuarto from Q2 2023 to Q1 2024 (resulting in an additional 44 MW) and the expansion in Baie-Comeau (resulting in an additional 11 MW); and
●	186 MW hydro power as of March 31, 2024, compared to 178 MW hydro power as of March 31, 2023, an increase of 4% as a result of the Company’s expansion in Baie-Comeau and representing 78% of the Company’s total operating energy capacity at March 31, 2024.

7	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

6. EXPANSION PROJECTS

The Company has described its expansion plans below under the sections entitled “Paraguay Expansion”, “Canada Expansion”, “Washington Expansion” and “Argentina Expansion”. These expansion projects only include updates for 2024. For background or historical information on these expansions, refer to the Company’s MD&A for the year ended December 31, 2023, dated March 6, 2024 and the 2023 AIF.

As of March 31, 2024, the Company operated 6.5 EH/s, an increase of 1.7 EH/s compared to Q1 2023, with the installation of additional Miners in Baie-Comeau, Québec, and Rio Cuarto, Argentina. On April 12, 2024, the Company achieved 7.0 EH/s. Through its expansion projects and the investment in its transformative fleet upgrade, the Company is executing towards its targets of 12 EH/s and 25 w/TH by end of the second quarter of 2024 and 21 EH/s and 21w/TH by the end of 2024.

The following table summarizes the operating and targeted operating EH/s:

(Period-end operating hashrate in EH/s)	As of March 31,	As of April 30,	Target	Target
Countries	2024	2024	H1 2024	H2 2024
Canada	4.0	4.5	6.6	8.1
Argentina	1.6	1.6	1.6	2.5
Paraguay	0.3	0.3	3.1	9.5
USA	0.6	0.6	0.7	0.9
	6.5	7.0	12.0	21.0

The most recent BTC halving event occurred on April 19, 2024, and the Company continues to prudently explore further opportunities to expand its infrastructure and improve its Mining hardware to increase the Company’s hashrate and Miner efficiency.

Cautionary statements

The estimated costs and timelines to achieve these expansion plans may change based on, among other factors, the supply and cost of Bitcoin Mining equipment, the ability to import equipment into countries where it operates in a cost-effective manner, the supply of electrical and other supporting infrastructure equipment, the availability of construction materials, currency exchange rates, the impact of geopolitical events or global health related issues such as pandemics on the supply chains described above, and the Company’s ability to fund its initiatives. Adding reliable, environmentally-friendly hydro power is part of the Company’s strategy to expand cost-effectively its operating footprint. The Company’s expansion plans rely on a consistent supply of electricity at cost-effective rates; refer to Section 18 - Risk Factors (Section Economic Dependence on Regulated Terms of Service and Electricity Rates Risks) of the Company’s MD&A for the year ended December 31, 2023, dated March 6, 2024 for further details, including a description of these and other factors.

8	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

6. EXPANSION PROJECTS (Continued)

Transformative Fleet Upgrade

The transformative fleet upgrade solidifies the Company’s 2024 expansion strategy. Securing additional Miners is a key part of the Company’s strategy to capitalize on increasing Bitcoin prices and to drive rapid and meaningful improvements across three key operating metrics: hashrate, energy efficiency and operating costs per TH.

On November 27, 2023, the Company placed a firm purchase order for 35,888 Bitmain T21 Miners (the “Purchase Order”) totaling $95.5 million, or $14/TH, with deliveries scheduled from March 2024 to May 2024. In addition, the Company secured a purchase option for an additional 28,000 Bitmain T21 Miners (the “Purchase Option”) for an aggregate purchase price of $74.5 million, or $14/TH.

On March 11, 2024, the Company exercised the Purchase Option. The Company also purchased an additional 19,280 Bitmain T21 Miners for $14/TH, 3,888 Bitmain S21 Miners and 740 Bitmain S21 hydro Miners for $17.50/TH for an aggregate purchase price of $69.2 million (collectively defined as the “March 2024 Purchase Order”). The March 2024 Purchase Order, combined with the recent investment in Miners and expansion plan for 2024, is expected to enable the Company to reach 21 EH/s and 21w/TH in 2024 without redeploying its older Miners, which the Company intends to liquidate to help offset the cost of new Miners.

As of March 31, 2024, the Company paid $83.0 million towards these new orders with remaining payments of $156.2 million to be made in 2024. The Company commenced the 2024 ATM Program on March 11, 2024, enabling the Company to access liquidity of up to $375.0 million, with the intention to use the proceeds primarily on capital expenditures to support the Company’s growth and development. Refer to Section 10A - Liquidity and Capital Resources - Cash Flows from Financing Activities.

The following table details the status of the new Miner orders as of April 30, 2024:

Date	Order	Quantity	Type of Miners	Miners Energized	Hashrate (EH/s)[1]	Remaining Miners
Q4 2023	Purchase Order	35,888	Bitmain T21	4,900	0.9	30,988
Q1 2024	Purchase Option	28,000	Bitmain T21	—	—	28,000
Q1 2024	March 2024 Purchase Order	19,280	Bitmain T21	—	—	19,280
		3,888	Bitmain S21	—	—	3,888
		740	Bitmain S21 hydro	—	—	740
		87,796		4,900	0.9	82,896

1	The hashrate is based on the Miner specifications stated in the purchase agreements and the Company’s actual realized hashrate may differ.

9	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

6. EXPANSION PROJECTS (Continued)

A.	Paraguay Expansion

Paso Pe 2024 update

In March 2024, construction of the facility progressed as planned with the reception and installation of the primary 80 MW capacity transformer and the finalization of underground cable connections.

In April 2024, approximately 600 WhatsMiner M53S Miners were installed and housed within a portion of the eight Hydro Containers. The Company also received and installed approximately 2,900 Bitmain T21 air-cooled Miners.

In May 2024, the substation was commissioned, and the Company anticipates having 70 MW operational by June 30, 2024.

The cost of developing the expanded 50 MW of air-cooled warehouse, constructing the substation capable of accommodating the total energy requirement, and the installation of the high voltage lines is estimated to range from $25.0 million to $28.0 million, excluding the cost of the power purchase agreement guarantees required by ANDE, the operator of Paraguay national electricity grid, for securing monthly electricity purchase payment obligations.

Upon completion, the Company expects Paso Pe to contribute approximately 3.2 EH/s with an expected efficiency of 24 w/TH.

Yguazu 2024 update

In January 2024, the Company purchased the land for the 100 MW Yguazu facility to provide sufficient infrastructure to achieve the 21.0 EH/s target by the end of 2024.

In February and March 2024, the Company signed purchase agreements for major long-lead equipment and significant contracts including the engineering procurement and construction contract for the high-voltage interconnection to the ANDE substation and to the transmission line to energize the new 100 MW hydro-powered project.

In April 2024, the Company started construction of the Yguazu facility and expects to complete the facility during the fourth quarter of 2024. The cost of developing the 100 MW facility and the installation of the high voltage lines is estimated to range from $34.0 million to $37.0 million, excluding the cost of the power purchase agreement guarantees required by ANDE.

On May 13, 2024, the Company amended its power purchase agreement for the Yguazu facility to increase the contracted power from 100 MW to 200 MW beginning on January 1, 2025. The Company expects to complete the build out of the infrastructure for the additional 100 MW before June 30, 2025. The cost of developing the additional 100 MW is estimated to range from $23.0 million to $25.0 million, excluding the cost of the power purchase agreement guarantees required by ANDE.

Position as of March 31, 2024

As of March 31, 2024, the Company had placed deposits of $2.7 million and $3.5 million with suppliers for construction costs and for electrical components, respectively. As of March 31, 2024, property, plant and equipment included $24.8 million related to the Paso Pe facility, including warehouse and infrastructure equipment costs.

2024 plan

The Company expects to complete construction of its Paso Pe and Yguazu facilities and install its new T21 Miners and WhatsMiner M53S Miners during 2024, which will increase the Paraguay online hashrate from 0.3 EH/s to 3.1 EH/s by June 30, 2024, and 9.5 EH/s by December 31, 2024.

10	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

6. EXPANSION PROJECTS (Continued)

B.	Canada Expansion

Canada 2024 plan

As part of the Miner upgrade and expansion initiatives, the Company expects to install new Miners at its facilities in Canada during 2024 with new T21 Miners and WhatsMiner M53S Miners, which is expected to increase the online hashrate from 4.0 EH/s to 6.6 EH/s by June 30, 2024 and 8.1 EH/s by December 31, 2024.

Canada 2024 update

In March and April 2024, the Company installed approximately 1,700 Bitmain T21 Miners and 100 WhatsMiner M53S Miners in the Farnham facility. The installation of Miners added a net 0.2 EH/s after removing older Miners.

In March 2024, the Company entered into a sale leaseback agreement for the Garlock facility and received net proceeds of $1.7 million.

In April 2024, approximately 3,200 Bitmain T21 Miners were installed in the Garlock facility, adding a net 0.3 EH/s after removing older Miners, and approximately 2,200 Bitmain T21 Miners were installed in the Bunker facility.

Baie-Comeau 2024 plan

The Company plans to commission the second 11 MW during the second half of 2024 after local grid infrastructure improvements have been completed by the third quarter of 2024. The Company expects the total cost to be approximately $9.2 million, including $3.9 million for the leasehold improvements, which will include construction of a new building and $2.5 million for the electrical infrastructure.

Baie-Comeau position as of March 31, 2024

The Company has $4.5 million of property, plant and equipment at the Baie-Comeau facility, including infrastructure equipment that was repurposed from other facilities.

11	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

6. EXPANSION PROJECTS (Continued)

C.	Washington Expansion

2024 plan

The Company expects to complete the upgrade of a portion of its current fleet of miners in Washington during Q2 2024 and Q4 2024 with new T21 Miners, which will increase the online hashrate from 0.6 EH/s to 0.7 EH/s by September 30, 2024 and 0.9 EH/s by December 31, 2024.

2024 update

In January 2024, in connection with the construction of the new 6 MW facility, the Company elected to cancel the lease of a 5 MW facility in Washington State in order to transfer Miners from the leased facility to the newly constructed facility on Company owned property. In April 2024, the cancellation of the lease was effective.

In February 2024, the power supplier established the electricity connection allowing the Company, subject to the completion of the civil work, to access the 6 MW of hydro power capacity.

The Company anticipates completing construction of the 6 MW facility by the end of the third quarter of 2024. The total cost of construction is estimated to be approximately $2.1 million, including the $0.9 million paid in 2023 to the power supplier for establishing the connection.

In March 2024, approximately 300 Bitmain T21 Miners were received at the current operating facility and installed in April 2024.

D.	Argentina Expansion

2024 plan

The Company expects to upgrade its current fleet of miners in Rio Cuarto during Q4 2024 with new T21 Miners, which is expected to increase the online hashrate from 1.6 EH/s to 2.5 EH/s by December 31, 2024.

The Company retains the option, subject to the receipt of additional government approvals, to expand the Rio Cuarto operation to the full contracted amount of 210 MW. Due to the ongoing political and economic uncertainty, the Company is not yet in a position to determine when or if construction of additional infrastructure in Argentina will commence. The Company will monitor general macroeconomic conditions and the evolution of the new government administration’s economic program in assessing its expansion plans in the country.

Position as of March 31, 2024

As of March 31, 2024, the Company had placed deposits of $3.9 million with suppliers for existing and additional construction work. Overall, in Argentina, the Company has acquired $63.6 million of property, plant and equipment, incurred $0.3 million of expenditures relating to design and feasibility studies and recorded cumulative gains on the disposition of marketable securities of $70.4 million associated with the mechanism to convert funds into Argentine Pesos for disbursements.

12	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

7. FINANCIAL PERFORMANCE

Consolidated Financial & Operational Results

	Three months ended March 31,
(U.S.$ in thousands except where indicated)	2024	2023 (3)	$ Change	% Change
Revenues	50,317	30,050	20,267	67%
Cost of revenues	(60,999)	(38,403)	(22,596)	59%
Gross loss	(10,682)	(8,353)	(2,329)	28%
Gross margin (1)	(21)%	(28)%	—	—

Operating expenses
General and administrative expenses	(13,196)	(8,360)	(4,836)	58%
Realized gain on disposition of digital assets	—	587	(587)	(100)%
Reversal of revaluation loss on digital assets	—	2,695	(2,695)	(100)%
Gain (loss) on disposition of property, plant and equipment	170	(1,566)	1,736	111%
Operating loss	(23,708)	(14,997)	(8,711)	58%
Operating margin (1)	(47)%	(50)%	—	—

Net financial income	11,443	10,967	476	4%
Net loss before income taxes	(12,265)	(4,030)	(8,235)	204%

Income tax recovery	6,285	330	5,955	nm
Net loss	(5,980)	(3,700)	(2,280)	62%

Basic and diluted loss per share (in U.S. dollars)	(0.02)	(0.02)	—	—
Change in revaluation surplus - digital assets, net of tax	17,433	1,225	16,208	nm
Total comprehensive income (loss), net of tax	11,453	(2,475)	13,928	563%

Gross Mining profit (2)	29,312	12,026	17,286	144%
Gross Mining margin (2)	59%	41%	—	—
EBITDA (2)	26,410	18,024	8,386	47%
EBITDA margin (2)	52%	60%	—	—
Adjusted EBITDA (2)	21,007	6,364	14,643	230%
Adjusted EBITDA margin (2)	42%	21%	—	—

nm: not meaningful

[1]	Gross margin and Operating margin are supplemental financial ratios; refer to section 9 - Non-IFRS and Other Financial Measures and Ratios.

[2]	Gross Mining profit, Gross Mining margin, EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin are non-IFRS measures or ratios; refer to section 9 - Non-IFRS and Other Financial Measures and Ratios.

[3]	Prior year figures are derived from restated financial statements. Refer to Section 14 - Restatement.

13	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

7. FINANCIAL PERFORMANCE (Continued)

A.	Revenues

Q1 2024 v. Q1 2023

Revenues were $50.3 million in Q1 2024, compared to $30.1 million in Q1 2023, an increase of $20.3 million, or 67%.

The most significant factors impacting the increase in Bitfarms’ revenues in Q1 2024, compared to Q1 2023, are presented in the table below. Revenues increased mostly due to the increase in average Bitfarms’ BTC hashrate and average BTC price, partially offset by lower BTC earned as a result of the increase in network difficulty.

(U.S. $ in thousands except where indicated)	Note	BTC	$	% Change
BTC and revenues, including Volta, for the three months ended March 31, 2023		1,297	30,050	—
Impact of increase in network difficulty during Q1 2024 as compared to Q1 2023	1	(794)	(41,651)	(139)%
Impact of increase in average Bitfarms’ BTC hashrate during Q1 2024 as compared to Q1 2023	2	440	23,083	77%
Impact of difference in average BTC price in Q1 2024 as compared to Q1 2023	3		38,783	129%
Other Mining variance and change in Volta			52	—%
BTC and revenues for the three months ended March 31, 2024		943	50,317	67%

Notes
1	Calculated as the difference in BTC earned in Q1 2024 compared to Q1 2023, based on the change in network difficulty, multiplied by Q1 2024 average BTC price
2	Calculated as the difference in BTC earned in Q1 2024 compared to Q1 2023, based on the change in Bitfarms’ average BTC hashrate, multiplied by Q1 2024 average BTC price
3	Calculated as the difference in average BTC price in Q1 2024 compared to Q1 2023 multiplied by BTC earned in Q1 2023

The following tables summarize the Company’s revenues and average hashrate by country:

	Three months ended March 31,
(U.S.$ in thousands except where indicated)	2024	2023	$ Change	% Change
Canada	32,138	23,489	8,649	37%
Argentina	11,576	1,296	10,280	793%
USA	4,887	3,891	996	26%
Paraguay	1,716	1,374	342	25%
	50,317	30,050	20,267	67%

	Three months ended March 31,
(Average hashrate in EH/s except where indicated)	2024	2023	Change	% Change
Canada	3.7	3.5	0.2	6%
Argentina	1.4	0.2	1.2	600%
USA	0.6	0.6	—	—%
Paraguay	0.2	0.2	—	—%
	5.9	4.5	1.4	31%

14	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

7. FINANCIAL PERFORMANCE (Continued)

A.	Revenues (Continued)

Q1 2024 v. Q1 2023 (Continued)

Bitfarms earned the majority of its revenues from its Canadian operations in Q1 2024, which accounted for 64% of total revenues, compared to 78% in Q1 2023. The Company’s operations in Argentina, USA and Paraguay accounted for 23%, 10% and 3% of total revenues in Q1 2024, respectively, compared to 4%, 13% and 5% in Q1 2023, respectively.

In Q1 2024, revenues from the Company’s operations in Canada, Argentina and Paraguay increased by $8.6 million, $10.3 million and $0.3 million, respectively, compared to Q1 2023. The increases are due to the average hashrate increase of the Canada and Argentina operations of 0.2 EH/s or 6% and 1.2 EH/s or 600%, respectively and the increase in average BTC price, partially offset by the increase in network difficulty. Revenues from the USA operations increased by $1.0 million in Q1 2024 as compared to Q1 2023 due to the increase in average BTC price, partially offset by the impact of the increase in network difficulty.

B.	Cost of Revenues

	Three months ended March 31,
(U.S.$ in thousands except where indicated)	2024	2023	$ Change	% Change
Energy and infrastructure	(21,314)	(17,027)	(4,287)	25%
Depreciation and amortization	(38,977)	(20,700)	(18,277)	88%
Purchases of electrical components	(387)	(320)	(67)	21%
Electrician salaries and payroll taxes	(321)	(356)	35	(10)%
	(60,999)	(38,403)	(22,596)	59%

Q1 2024 v. Q1 2023

Bitfarms’ cost of revenues for Q1 2024 was $61.0 million, compared to $38.4 million for Q1 2023. The increase in cost of revenues was mainly attributable to:

●	A $18.3 million increase in non-cash depreciation and amortization expense mainly due to accelerated depreciation of the older Miners that are expected to be replaced through the transformative fleet upgrade as the Company will progressively install new Miners in 2024. Refer to Note 9 - Property, Plant and Equipment to the Financial Statements.
●	A $4.3 million, or 25%, increase in energy and infrastructure expenses, mainly due to the Company adding new Miners, which increased energy utilization to an average of 214 MW during Q1 2024 versus 170 MW for the same period in 2023, partially offset by lower average energy rates in Q1 2024, resulting in an increase in total electricity costs of $3.2 million. The availability and pricing of energy may be negatively affected by governmental or regulatory changes in energy policies in the countries, provinces and states where the Company operates.
●	A $1.3 million assessment on Washington State Business & Occupancy tax on gross receipts covering the periods between the fourth quarter of 2021 and Q1 2024, included in energy and infrastructure expenses, during Q1 2024 compared to nil in Q1 2023.

15	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

7. FINANCIAL PERFORMANCE (Continued)

C.	General & Administrative Expenses

	Three months ended March 31,
(U.S.$ in thousands except where indicated)	2024	2023	$ Change	% Change
Salaries and share-based payments	(9,141)	(5,157)	(3,984)	77%
Professional services	(1,658)	(1,878)	220	(12)%
Insurance, duties and other	(1,957)	(974)	(983)	101%
Travel, motor vehicle and meals	(246)	(178)	(68)	38%
Hosting and telecommunications	(78)	(92)	14	(15)%
Advertising and promotion	(116)	(81)	(35)	43%
	(13,196)	(8,360)	(4,836)	58%

Q1 2024 v. Q1 2023

Bitfarms’ general and administrative (“G&A”) expenses were $13.2 million in Q1 2024, compared to $8.4 million for Q1 2023. The increase of $4.8 million, or 58%, in G&A expense was largely due to:

●	A $3.3 million increase in salaries and wages due to the increase in the Company’s headcount in Q1 2024 compared to Q1 2023 to support global expansion as well as merit, market-based adjustments and cost of living salary increases, and the expected Chief Executive Officer’s (“CEO”) termination payment. A termination payment under the CEO’s employment agreement totaling $1.6 million is expected to be paid after the CEO’s departure. However, the final amount of the termination payment has not yet been agreed to by the Company and the CEO and may be subject to change.
●	A $1.0 million increase in insurance, duties and other due to increases of property and liability insurance as a result of expanded infrastructure and larger number of Miners deployed as well as increases in property taxes, taxes and permits and software and licenses to support the global expansion.

16	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

7. FINANCIAL PERFORMANCE (Continued)

D.	Net financial income

	Three months ended March 31,
(U.S.$ in thousands except where indicated)	2024	2023 (1)	$ Change	% Change
Gain (loss) on revaluation of warrants	9,040	(1,221)	10,261	840%
Gain on derivative assets and liabilities	2,490	35	2,455	nm
Gain on disposition of marketable securities	338	2,171	(1,833)	(84)%
Gain on extinguishment of long-term debt and lease liabilities	—	12,835	(12,835)	(100)%
Interest income	680	266	414	156%
Loss on foreign exchange	(61)	(270)	209	(77)%
Interest on long-term debt	(72)	(1,251)	1,179	(94)%
Provision expense on VAT receivable	(65)	(1,009)	944	(94)%
Interest on lease liabilities	(306)	(369)	63	(17)%
Other financial expenses	(601)	(220)	(381)	173%
	11,443	10,967	476	4%

nm: not meaningful

Q1 2024 v. Q1 2023

Bitfarms’ net financial income was $11.4 million for Q1 2024, compared to $11.0 million for Q1 2023. The $0.5 million increase was primarily related to:

●	A $10.3 million change in gain (loss) on revaluation of warrants due to the decrease in the fair value of the warrant liabilities for the 2021 and 2023 private placements in Q1 2024 compared to the increase in the fair value of the warrant liabilities for the 2021 private placements in Q1 2023.
●	A $2.5 million increase in gain on derivative assets and liabilities mainly due to the unrealized change in fair value of outstanding BTC option contracts under the Synthetic HODL program of digital assets which began in October 2023. The related gain is attributable to the increase in the BTC price during Q1 2024. Refer to Section 10B - Liquidity and Capital Resources (Synthetic HODL program of digital assets) for more details.
●	A $1.2 million decrease in interest expense due to (i) the extinguishment in February 2023 of the BlockFi Loan that commenced on February 18, 2022 as described below and (ii) the NYDIG Loan that commenced on June 15, 2022 and was fully repaid in February 2024.
●	A $0.9 million decrease in provision expense on VAT receivable due to the Company writing off the Argentine VAT receivable balance to nil as a result of the political and economic uncertainties in Argentina during the fourth quarter of 2023. During Q1 2024, the Argentine VAT receivable continued to be written off to nil for the same reasons but to a lesser extent as the carrying amount of VAT receivable was already minimal in Q1 2024.

[1]	Prior year figures are derived from restated financial statements. Refer to Section 14 - Restatement.

17	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

7. FINANCIAL PERFORMANCE (Continued)

D.	Net financial income (Continued)

Q1 2024 v. Q1 2023 (Continued)

The increase was partially offset by:

●	A $12.8 million gain on extinguishment of long-term debt and lease liabilities during Q1 2023. In February 2023:
◦	BlockFi and the Company negotiated a settlement of the loan in its entirety for cash consideration of $7.8 million, resulting in a gain on extinguishment of long-term debt of $12.6 million; and
◦	The Company negotiated a modification to its lease agreement with Reliz Ltd. (where BlockFi was the lender to Reliz Ltd.) in order to settle its outstanding lease liability of $0.4 million for a payment of $0.1 million. As a result, a gain on extinguishment of lease liabilities was recognized in the amount of $0.3 million.
●	A $1.8 million decrease in the gain on disposition of marketable securities due to less funds being sent to Argentina in Q1 2024 compared to Q1 2023 as the capital expenditures related to the first facility were mostly paid in 2022 and 2023. The Company has been utilizing a mechanism since Q3 2021 to fund its Argentina expansion through the acquisition of marketable securities and in-kind contribution of those securities to its wholly-owned Argentinian subsidiary that it controls. The subsequent disposition of those marketable securities in exchange for Argentine Pesos gave rise to a gain as the equivalent amount received in Argentine Pesos exceeded the amount of Argentine Pesos the Company would have received from a direct foreign currency exchange.

18	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

8. SELECTED QUARTERLY INFORMATION

Comparative figures have been restated and will be corrected in subsequently filed quarterly financial statements, refer to Section 14 - Restatement.

(U.S. $ in thousands except earnings per share)	Q1 2024	Q4 2023	Q3 2023	Q2 2023	Q1 2023	Q4 2022	Q3 2022	Q2 2022
Revenues	50,317	46,241	34,596	35,479	30,050	27,037	33,247	41,815
Net loss	(5,980)	(57,159)	(16,507)	(26,670)	(3,700)	(13,084)	(82,728)	(106,395)
Basic net loss per share	(0.02)	(0.19)	(0.06)	(0.11)	(0.02)	(0.06)	(0.39)	(0.52)
Net loss before income taxes	(12,265)	(57,537)	(16,106)	(26,764)	(4,030)	(12,893)	(87,453)	(125,711)
Interest expense and (income)	(302)	91	368	846	1,354	3,071	3,221	4,492
Depreciation and amortization	38,977	21,790	21,767	20,528	20,700	20,777	20,720	17,857
EBITDA (1)	26,410	(35,656)	6,029	(5,390)	18,024	10,955	(63,512)	(103,362)
EBITDA margin (1)	52%	(77)%	17%	(15)%	60%	41%	(191)%	(247)%
Share-based payment	3,094	3,906	2,011	2,462	2,536	3,795	3,961	7,927
Realized (gain) loss on disposition of digital assets	—	—	—	587	(587)	28,567	44,329	77,880
(Reversal of) revaluation loss on digital assets	—	(1,183)	1,183	—	(2,695)	(23,284)	(45,655)	70,475
Gain on extinguishment of long-term debt and lease liabilities	—	—	—	—	(12,835)	—	—	—
Impairment (reversal) on short-term prepaid deposits, equipment and construction prepayments, property, plant and equipment and right-of-use assets	—	2,270	—	9,982	—	(8,903)	84,116	—
Impairment on goodwill	—	—	—	—	—	—	—	17,900
(Gain) loss on revaluation of warrants	(9,040)	37,874	(2,196)	1,189	1,221	(3,759)	(2,080)	(35,523)
Gain on disposition of marketable securities	(338)	(999)	(4,120)	(4,955)	(2,171)	(7,317)	(13,690)	(19,705)
Net financial expenses and other	881	7,722	3,696	3,846	2,871	1,761	2,809	4,134
Adjusted EBITDA (1)	21,007	13,934	6,603	7,721	6,364	1,815	10,278	19,726
Adjusted EBITDA margin (1)	42%	30%	19%	22%	21%	7%	31%	47%

Although the BTC Mining industry experiences volatility, it is not generally subject to seasonality or seasonal effects. Seasonal fluctuations in energy supply, however, may impact the Company’s operations. The majority of the Company’s operations during the above periods were in Quebec, where power was sourced directly from Hydro-Quebec, Hydro-Magog, Hydro-Sherbrooke and the City of Baie-Comeau. The Company also had operations in Washington State that were powered by the Grant County Power Utility District as well as operations in Paraguay that were powered by Compañía de Luz y Fuerza S.A (“CLYFSA”). In Q3 2022, the Company began operations in Argentina. The production facility in Argentina was temporarily connected to the power grid until the private power producer obtained the requisite permits to provide power directly to the Company in April 2023. Energy rates in Argentina increase during winter months of May through September, after which they return to their regular rates. Among other phenomena, changing weather in Quebec, Washington State, Paraguay or Argentina may impact seasonal electricity needs, and periods of extreme cold or extreme hot weather may contribute to service interruptions in cryptocurrency Mining operations. Changes to supply and/or demand of electricity may result in curtailment of electricity to the Company’s cryptocurrency Mining operations. The Company’s geographical diversification reduces the risk and extent of extreme weather and other external factors unduly affecting the Company’s overall performance.

For Q1 2024 details, refer to Section 7A - Financial Performance (Revenues); Section 10A - Liquidity and Capital Resources (Cash Flows); and Section 6 - Expansion Projects (Washington Expansion, Paraguay Expansion, Argentina Expansion and Canada Expansion) of this MD&A.

[1]	EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin are non-IFRS measures or ratios; refer to section 9 - Non-IFRS and Other Financial Measures and Ratios.

19	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

9. NON-IFRS AND OTHER FINANCIAL MEASURES AND RATIOS

Non-IFRS financial measures

The Company utilizes a number of non-IFRS financial measures and ratios in assessing operating performance. Non-IFRS financial measures and ratios may exclude the impact of certain items and are used internally when analyzing operating performance. Refer to Section 23 - Cautionary Note Regarding Non-IFRS and Other Financial Measures and Ratios of this MD&A.

Measures	Definition	Purpose
Gross Mining profit	Gross Profit adjusted to exclude: (i) non-Mining revenues; (ii) depreciation and amortization; (iii) purchase of electrical components and other expenses; and (iv) electrician salaries and payroll taxes.

●    To assess profitability after power costs in cryptocurrency production and other infrastructure costs. Power costs are the largest variable expense in Mining.

●    To provide the users of the MD&A the ability to assess the gross profitability of the Company’s core digital asset Mining operations.

EBITDA	Net income (loss) adjusted to exclude: (i) interest expense; (ii) income tax expense; and (iii) depreciation and amortization.

●    To assess profitability before the impact of different financing methods, income taxes, depreciation of capital assets and amortization of intangible assets.

●     To provide the users of the MD&A with additional information to assist them in understanding components of its financial results, including a more complete understanding of factors and trends affecting the Company’s performance.

●     Used by Management to facilitate comparisons of operating performance from period to period and to prepare annual operating budgets and forecasts.

Adjusted EBITDA	EBITDA adjusted to exclude: (i) share-based payment; (ii) non-cash finance expenses; (iii) asset impairment charges; (iv) realized gains or losses on disposition of digital assets and (reversal of) revaluation loss on digital assets; (v) gain on disposition of marketable securities, gains or losses on derivative assets and liabilities and discount expense on VAT receivable; (vi) loss (gain) on revaluation of warrants and warrant issuance costs; (vii) loss on currency exchange; and (viii) other non-recurring items that do not reflect the core performance of the Company.

●    To assess profitability before the impact of all of the items in calculating EBITDA in addition to certain other non-cash expenses.

●    To provide the users of the MD&A a consistent comparable metric for profitability of the Company’s core performance across time periods.

●    Used by Management to facilitate comparisons of operating performance from period to period and to prepare annual operating budgets and forecasts.

20	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

9. NON-IFRS AND OTHER FINANCIAL MEASURES AND RATIOS (Continued)

Non-IFRS financial measures (Continued)

Measures	Definition	Purpose
Direct Cost	Cost of revenues adjusted to exclude: (i) depreciation and amortization; (ii) purchases of electrical components; (iii) electrician salaries and payroll taxes; (iv) infrastructure; and (v) other direct expenses.

●    To assess the Company’s power costs, the largest variable expense in Mining.

●    To provide the users of the MD&A a metric to evaluate the Company’s direct variable cost for its core digital asset Mining operations across time periods.

●    Used by Management to assess the operating performance from period to period and to prepare annual operating budgets and forecasts.

Total Cash Cost	The sum of cost of revenues and general and administrative expenses before: (i) depreciation and amortization; (ii) purchases of electrical components; (iii) electrician salaries and payroll taxes; (iv) share-based payment; (v) other direct expenses; and (vi) other non-recurring items that do not reflect the core performance of the Company.

●    To assess the total cash cost of the Company’s core digital asset Mining operations.

●    To provide the users of the MD&A a consistent comparable metric for the liquidity impact of the Company’s mining activities across time periods.

●    Used by Management to assess the operating performance from period to period and to prepare annual operating budgets and forecasts.

21	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

9. NON-IFRS AND OTHER FINANCIAL MEASURES AND RATIOS (Continued)

Non-IFRS financial ratios

Ratios	Definition	Purpose
Gross Mining margin	The percentage obtained when dividing Gross Mining profit by Mining related revenues.

●     To assess profitability after power costs in cryptocurrency production, the largest variable expense in Mining.

●     To provide the users of the MD&A the ability to assess the profitability of the Company’s core digital asset Mining operations, exclusive of depreciation and amortization and certain general and administrative expenses.

EBITDA margin	The percentage obtained when dividing EBITDA by Revenues.

●     To assess profitability before the impact of different financing methods, income taxes, depreciation of capital assets and amortization of intangible assets.

●     Used by Management to facilitate comparisons of operating performance from period to period and to prepare annual operating budgets and forecasts.

●     Useful for providing users of the MD&A with additional information to assist them in understanding components of its financial results, including a more complete understanding of factors and trends affecting the Company’s performance.

Adjusted EBITDA margin	The percentage obtained when dividing Adjusted EBITDA by Revenues.

●     To assess profitability before the impact of all of the items in calculating EBITDA in addition to certain other non-cash expenses.

●     To provide a consistent comparable metric for profitability of the Company’s core performance across time periods.

●     Used by Management to facilitate comparisons of operating performance from period to period and to prepare annual operating budgets and forecasts.

22	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

9. NON-IFRS AND OTHER FINANCIAL MEASURES AND RATIOS (Continued)

Non-IFRS financial ratios (Continued)

Ratios	Definition	Purpose
Direct Cost per BTC	The amount obtained when dividing Direct Cost by the quantity of BTC earned.

●    To assess the Company’s power costs, the largest variable expense in Mining.

●    To provide the users of the MD&A a metric to evaluate the Company’s direct variable cost for its core digital asset Mining operations across time periods.

●    Used by Management to assess the operating performance from period to period and to prepare annual operating budgets and forecasts.

Total Cash Cost per BTC	The amount obtained when dividing Total Cash cost by the quantity of BTC earned.

●    To assess the total cash cost of the Company’s core digital asset Mining operations.

●    To provide the users of the MD&A a consistent comparable metric for the liquidity impact of the Company’s mining activities across time periods.

●    Used by Management to assess the operating performance from period to period and to prepare annual operating budgets and forecasts.

Supplemental financial ratios

The Company utilizes the following supplemental financial ratios in assessing operating performance.

Ratios	Definition	Purpose
Gross margin	The percentage obtained when dividing Gross profit by Revenues.	● To assess profitability of the Company across time periods.
Operating margin	The percentage obtained when dividing Operating income (loss) by Revenues.	● To assess operational profitability of the Company across time periods.

23	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

9. NON-IFRS AND OTHER FINANCIAL MEASURES AND RATIOS (Continued)

A.	Reconciliation of Consolidated Net Income (loss) to EBITDA and Adjusted EBITDA

	Three months ended March 31,
(U.S.$ in thousands except where indicated)	2024	2023 (1)	$ Change	% Change
Revenues	50,317	30,050	20,267	67%

Net loss before income taxes	(12,265)	(4,030)	(8,235)	204%
Interest expense and (income)	(302)	1,354	(1,656)	(122)%
Depreciation and amortization	38,977	20,700	18,277	88%
EBITDA	26,410	18,024	8,386	47%
EBITDA margin	52%	60%	—	—
Share-based payment	3,094	2,536	558	22%
Realized gain on disposition of digital assets	—	(587)	587	100%
Reversal of revaluation loss on digital assets	—	(2,695)	2,695	100%
Gain on extinguishment of long-term debt and lease liabilities	—	(12,835)	12,835	100%
(Gain) loss on revaluation of warrants	(9,040)	1,221	(10,261)	(840)%
Gain on disposition of marketable securities	(338)	(2,171)	1,833	(84)%
Net financial expenses and other	881	2,871	(1,990)	(69)%
Adjusted EBITDA	21,007	6,364	14,643	230%
Adjusted EBITDA margin	42%	21%	—	—

[1]	Prior year figures are derived from restated financial statements. Refer to Section 14 - Restatement.

24	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

9. NON-IFRS AND OTHER FINANCIAL MEASURES AND RATIOS (Continued)

B.	Calculation of Gross Mining Profit and Gross Mining Margin

	Three months ended March 31,
(U.S.$ in thousands except where indicated)	2024	2023	$ Change	% Change
Gross loss	(10,682)	(8,353)	(2,329)	28%
Non-Mining revenues (1)	(894)	(842)	(52)	6%
Depreciation and amortization	38,977	20,700	18,277	88%
Purchases of electrical components	387	320	67	21%
Electrician salaries and payroll taxes	321	356	(35)	(10)%
Other	1,203	(155)	1,358	876%
Gross Mining profit	29,312	12,026	17,286	144%
Gross Mining margin	59%	41%	—	—

(1)	Non-Mining revenues reconciliation:

	Three months ended March 31,
(U.S.$ in thousands except where indicated)	2024	2023	$ Change	% Change
Revenues	50,317	30,050	20,267	67%
Less Mining related revenues for the purpose of calculating gross Mining margin:
Mining revenues	(49,423)	(29,208)	(20,215)	69%
Non-Mining revenues	894	842	52	6%

25	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

9. NON-IFRS AND OTHER FINANCIAL MEASURES AND RATIOS (Continued)

C.	Calculation of Direct Cost and Direct Cost per BTC

	Three months ended March 31,
(U.S.$ in thousands except where indicated)	2024	2023	$ Change	% Change
Cost of revenues	60,999	38,403	22,596	59%
Depreciation and amortization	(38,977)	(20,700)	(18,277)	88%
Purchases of electrical components	(387)	(320)	(67)	21%
Electrician salaries and payroll taxes	(321)	(356)	35	(10)%
Infrastructure	(1,974)	(942)	(1,032)	110%
Other	—	82	(82)	(100)%
Direct Cost	19,340	16,167	3,173	20%
Quantity of BTC earned	943	1,297	(354)	(27)%
Direct Cost per BTC (in U.S. dollars)	20,500	12,500	8,000	64%

D.	Calculation of Total Cash Cost and Total Cash Cost per BTC

	Three months ended March 31,
(U.S.$ in thousands except where indicated)	2024	2023	$ Change	% Change
Cost of revenues	60,999	38,403	22,596	59%
General and administrative expenses	13,196	8,360	4,836	58%
	74,195	46,763	27,432	59%
Depreciation and amortization	(38,977)	(20,700)	(18,277)	88%
Purchases of electrical components	(387)	(320)	(67)	21%
Electrician salaries and payroll taxes	(321)	(356)	35	(10)%
Share-based payment	(3,094)	(2,536)	(558)	22%
Other	(2,814)	62	(2,876)	nm
Total Cash Cost	28,602	22,913	5,689	25%
Quantity of BTC earned	943	1,297	(354)	(27)%
Total Cash Cost per BTC (in U.S. dollars)	30,300	17,700	12,600	71%

26	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

10. LIQUIDITY AND CAPITAL RESOURCES

As discussed below, the Company’s current financing strategy involves (a) strategically selling the BTC it earns and the BTC it holds in treasury and (b) utilizing short-term debt, long-term debt and equity instruments to fund its expansion activities, operating expenses and debt service requirements. The Company anticipates requiring additional funds to complete its growth plans discussed in Section 6 - Expansion Projects of this MD&A.

Although the Company operates through its subsidiaries, there are no material legal restrictions and generally no practical restrictions on the ability of the subsidiaries to transfer funds to the Company, except that the Company may be subject to practical limitations on transferring funds from its Argentinian subsidiary. Beginning in the second half of 2019, the Argentine government instituted certain foreign currency exchange controls that could restrict the Company’s Argentinian subsidiary’s access to foreign currency, including the US dollar, for making payments abroad or transferring funds to its parent without prior authorization from the Argentine Central Bank. These regulations have continued to evolve and may become more stringent depending on the Argentine government´s perception of the availability of sufficient national foreign currency reserves. Further, recent changes, as well as any future changes, in national and provincial leadership may result in changing governmental perceptions and actions surrounding importation policies and the availability of foreign currency reserves for commerce. In late 2023, Argentina held a presidential election, resulting in the election of a new president, for which the implications for economic and monetary policy, and its impact on Bitfarms, cannot be ascertained as of the issuance date of this MD&A.

The Company sends funds periodically to its Argentinian subsidiary to fund its expansion based on supplier invoices that are paid by the Argentinian subsidiary. The Argentinian subsidiary provides hashrate services for a market-based fee to its Canadian parent, which, in turn, purchases that hashrate to consolidate and sell to a third-party mining pool, for which the Canadian parent is compensated in BTC. Accordingly, the Argentinian subsidiary is not structured or contemplated to generate substantial cash flows above its internal requirements.

A.	Cash Flows

	Three months ended March 31,
(U.S. $ in thousands except where indicated)	2024	2023	$ Change	% Change
Cash, beginning of the period	84,038	30,887	53,151	172%
Cash flows from (used in):
Operating activities	18,281	1,029	17,252	nm
Investing activities	(76,554)	(3,528)	(73,026)	nm
Financing activities	40,136	943	39,193	nm
Exchange rate differences on currency translation	60	47	13	28%
Cash, end of the period	65,961	29,378	36,583	125%

nm: not meaningful

27	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

10. LIQUIDITY AND CAPITAL RESOURCES (Continued)

A.	Cash Flows (Continued)

Cash Flows from Operating Activities

Cash flows from operating activities amounted to $18.3 million during Q1 2024 compared to cash flows from operating activities of $1.0 million in Q1 2023, primarily driven by:

●	An increase in proceeds from sale of digital assets earned of $21.1 million as a result of selling BTC in Q1 2024 with significantly higher prices compared to Q1 2023; and
●	Lower interest and financial expenses paid of $2.6 million as a result of eliminating the remaining NYDIG debt balance.

The increase was partially offset by:

●	Higher cash G&A expenses of $4.2 million; and
●	Higher energy and infrastructure costs of $4.3 million as explained in Section 7B - Financial Performance - Cost of Revenues of this MD&A.

Cash Flows used in Investing Activities

Cash flows used in investing activities increased by $73.0 million during Q1 2024 compared to Q1 2023.

The increase in cash flow used in investing activities is driven primarily by:

●	$74.0 million in advance payments mainly for the transformative fleet upgrade during Q1 2024, compared to nil in advanced payments during Q1 2023; and
●	$2.9 million of net additions of property, plant and equipment (“PPE”) during Q1 2024, compared to $5.7 million for the same period in 2023, primarily due to the acquisition of Miners and infrastructure build-out.

The increase was partially offset by:

●	$0.3 million of net proceeds received in Q1 2024 from the purchase and disposition of marketable securities to fund the Argentina expansion activities, compared to $2.2 million of net proceeds for the same period in 2023, as described in Note 21 - Additional Details to the Statement of Profit or Loss and Comprehensive Profit or Loss to the Financial Statements.

28	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

10. LIQUIDITY AND CAPITAL RESOURCES (Continued)

A.	Cash Flows (Continued)

Cash Flows from Financing Activities

Cash flows from financing activities increased by $39.2 million from $0.9 million for Q1 2023 to $40.1 million for Q1 2024.

Q1 2024

●	The Company raised:
◦	$38.1 million of net proceeds from its 2024 ATM Program as discussed below, partially offset by $0.9 million of capitalized professional fees and registration expenses to initiate the 2024 ATM Program;
◦	$6.0 million of net proceeds from the exercise of stock options and warrants; and
◦	$1.7 million from the sale and leaseback of its Garlock (Quebec) facility.
●	The amounts raised were partially offset by scheduled and one-time payments relating to:
◦	Principal repayments of $4.0 million to fully repay the NYDIG loan, which matured and expired in February 2024; and
◦	Lease liabilities of approximately $0.8 million.

Q1 2023

●	The Company raised $15.8 million of net proceeds from an at-the-market equity offering program, initiated on August 16, 2021 and expired on September 12, 2023 (“2021 ATM program”), which were partially offset by repayments towards the long-term debt and lease liabilities of $13.5 million and $1.4 million, respectively.
●	The long-term debt repayments included:
◦	The settlement of the BlockFi Loan on February 8, 2023 for cash consideration of $7.8 million, as discussed below;
◦	Principal repayments of $5.3 million towards the NYDIG loan; and
◦	The full repayment of the principal amount of the remaining equipment financing (the “Foundry Loans”) before maturity and without prepayment penalty for $0.8 million.

BlockFi Loan

On February 18, 2022, Bitfarms’ subsidiary, Backbone Mining Solutions Inc. (“Backbone Mining”), entered into a $32.0 million equipment financing facility with BlockFi. On February 8, 2023, BlockFi and the Company negotiated a settlement of the loan in its entirety for cash consideration of $7.8 million, discharging Backbone Mining of all further obligations and resulting in a gain on extinguishment of long-term debt of $12.6 million. Upon settlement, all of Backbone Mining’s assets, including 6,100 Miners collateralizing the loan, became unencumbered.

29	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

10. LIQUIDITY AND CAPITAL RESOURCES (Continued)

A.	Cash Flows (Continued)

Cash Flows from Financing Activities (Continued)

At-The-Market Equity Offering Program

Bitfarms commenced the 2024 ATM Program on March 11, 2024, by means of a prospectus supplement dated March 8, 2024, to the Company’s short form base shelf prospectus dated November 10, 2023, and U.S. registration statement on Form F-10, which included a prospectus supplement related to the ATM. The Company may, at its discretion and from time-to-time, sell common shares of the Company in the ATM as would result in the Company receiving gross proceeds of up to $375.0 million.

Q1 2024 v. Q1 2023

During the three months ended March 31, 2024, the Company issued 16,997,000 common shares through the 2024 ATM Program in exchange for gross proceeds of $39.3 million at an average share price of approximately $2.31. The Company received net proceeds of $38.1 million after paying commissions of $1.2 million to the sales agent.

During the three months ended March 31, 2023, the Company issued 15,940,000 common shares through the 2021 ATM program in exchange for gross proceeds of $16.4 million at an average share price of approximately $1.03. The Company received net proceeds of $15.8 million after paying commissions of $0.5 million to the sales agent.

Use of Proceeds

The Company has used and intends to continue to use the proceeds from the 2024 ATM Program prudently to support the growth and development of the Company’s Mining operations, as described in Section 6 - Expansion Projects of this MD&A, as well as for working capital and general corporate purposes. The Company used the $38.1 million raised from the 2024 ATM Program from March 11, 2024 through March 31, 2024 for the transformative fleet upgrade.

Private placements

Q1 2024 v. Q1 2023

During the three months ended March 31, 2024, 5,000,000 warrants and 111,000 broker warrants related to the 2023 private placement were exercised, resulting in the issuance of 5,111,000 common shares for proceeds of approximately $6.0 million. During the three months ended March 31, 2023, no warrants were exercised.

30	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

10. LIQUIDITY AND CAPITAL RESOURCES (Continued)

B.	Capital Resources

Bitfarms’ capital management objective is to provide the financial resources that will enable the Company to maximize the return to its shareholders while optimizing its cost of capital and still ensuring the Company has sufficient liquidity to fund its normal operating activities. In order to achieve this objective, the Company monitors its capital structure and makes adjustments as required in light of the Company’s funding requirements, changes in economic conditions, the cost of providing financing, and the risks to which the Company is exposed. The Company’s financing strategy is to maintain a flexible capital structure that optimizes the cost of capital at an acceptable level of risk, to preserve its ability to meet financial obligations as they come due, and to ensure the Company has sufficient financial resources to fund its organic and acquisitive growth.

Based on the current capital budget and BTC prices, the Company currently anticipates that additional financing will be required to fund expansion activities in Canada and Paraguay to achieve its published hashrate targets and to complete construction of additional facilities in Argentina, if the Company elects to do so. In order to achieve its business objectives, the Company may sell or borrow against the BTC that are held in treasury as of the date hereof as well as BTC received from its ongoing operations, which may or may not be possible on commercially attractive terms. Bitfarms intends to continue to manage its capital structure by striving to reduce operating expenses and unnecessary capital spending, disposing of inefficient or underutilized assets, obtaining short-term and long-term debt financing and issuing equity.

A BTC Halving is scheduled to occur once every 210,000 blocks, or roughly every four years, until the total amount of BTC rewards issued reaches 21 million, which is expected to occur around 2140. The most recent BTC Halving occurred on April 19, 2024, at which time BTC block rewards decreased from 6.25 BTC per block to 3.125 BTC per block. Once 21 million BTC are generated on or about the year 2140, the network will stop producing more BTC, and the industry will then need to rely on transaction fees and/or other sources of revenue. While BTC prices have had a history of significant fluctuations around BTC Halving events, there is no guarantee that the price change will be favorable or would compensate for the reduction in Mining rewards and the compensation from Mining Pools.

31	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

10. LIQUIDITY AND CAPITAL RESOURCES (Continued)

B.	Capital Resources (Continued)

Digital Asset Management Program

In early January 2021, the Company implemented a digital asset management program under which it holds BTC for its intrinsic value and as a source of liquidity. The Company has internal controls over the management of its digital assets, which it evaluates and, as appropriate, enhances on a quarterly basis. On August 1 2022, Management received approval from the Board of Directors (the “BOD”) to sell daily production, in addition to any sale of up to 1,000 BTC from treasury, should market conditions justify such sales in Management’s discretion. Since January 2022, the Company has not purchased any BTC.

Presented below are the total BTC sold and proceeds in Q1 2024, a portion of which was used to fully repay equipment-related indebtedness, with the remaining portion used to fund operations and expansion plans:

Three months ended
(U.S. $ in thousands except where indicated)	March 31, 2024
Quantity of BTC sold	941
Total proceeds	49,570

The sale of BTC as described above, while the Company continued to earn BTC, resulted in total holdings of 806 BTC as of March 31, 2024, valued at approximately $57.5 million based on a BTC price of approximately $71,300, as of March 31, 2024.

Custody of digital assets

The Company’s BTC received from the Mining Pool for its computational power used for hashing calculations is delivered to multi-signature wallets that the Company controls or directs to external third-party custodians. On a regular basis, the Company transfers BTC from its multi-signature wallets to external third-party custodians, Coinbase Custody Trust Company, LLC (“Coinbase Custody”), a subsidiary of Coinbase Global, Inc. (“Coinbase”) and Anchorage Digital Bank National Association (“Anchorage Digital”). Coinbase Custody provides custody and related services for clients’ digital assets as a fiduciary pursuant to the New York State Department of Financial Services under Section 100 of the New York Banking Law. Anchorage Digital is the only federally chartered crypto bank in the U.S., serves as a custodian for digital assets, and is licensed and regulated by the Office of the Comptroller of the Currency. Currently, Coinbase Custody and Anchorage Digital provide only custodial services to the Company and do not use a sub-custodian. Coinbase Custody and Anchorage Digital are not related parties to the Company.

The Company has internal controls in place to evaluate its custodians on a quarterly basis. The Company can transfer digital assets between custodians and has its own multi-signature wallets as a contingency plan that would have a minimal impact on the Company’s operations.

As of May 14, 2024, the Company has 844 BTC, valued at $51.9 million on its balance sheet. As of the date of this MD&A, 100% of the Company’s BTC are held in custody with Coinbase Custody and Anchorage Digital.

32	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

10. LIQUIDITY AND CAPITAL RESOURCES (Continued)

B.	Capital Resources (Continued)

Custody of digital assets (Continued)

Coinbase Custody maintains an insurance policy of $320 million for its cold storage and Anchorage Digital maintains an insurance policy of $50 million for its cold and hot storage; however, the Company cannot ensure that the full limits of those policies would be available to the Company or, if available, would be sufficient to make the Company whole for any BTC that are lost or stolen. The Company is unaware of: (i) any security breaches involving Coinbase Custody or Anchorage Digital which have resulted in the Company’s crypto assets being lost or stolen, or (ii) anything with regards to Coinbase Custody’s or Anchorage Digital’s operations that would adversely affect the Company’s ability to obtain an unqualified audit opinion on its audited financial statements. The Company’s crypto assets held in custody with Coinbase or Anchorage Digital may not be recoverable in the event of bankruptcy by Coinbase, Anchorage Digital or their affiliates. In Coinbase’s quarterly report, on Form 10-Q, filed with the U.S. Securities Exchange Commission on May 2, 2024, Coinbase disclosed that, in the event of a bankruptcy, custodially held crypto assets could be considered to be the property of the bankruptcy estate and that the crypto assets held in custody could be subject to bankruptcy proceedings with Coinbase Custody’s customers being treated as general unsecured creditors. Further, regardless of efforts made by the Company to securely store and safeguard assets, there can be no assurance that the Company’s cryptocurrency assets will not be defalcated through hacking or other forms of theft.

Hedging program of digital assets

The Company’s hedging strategy aims to reduce the risk associated with the variability of cash flows resulting from future disposals of digital assets and in consideration of the volatility and adverse price movements of the digital assets in the prior months. In March 2023, the BOD approved a hedging program and authorized Management, through a risk management committee specifically created for this purpose, to implement hedges using BTC option contracts for up to 20% of the Company’s BTC compensation per month and up to three months of future BTC compensation. In April 2023, the BOD authorized Management to increase the BTC option contracts to up to 50% of the Company’s BTC compensation per month and up to six months of expected future BTC compensation. As of May 14, 2024, the risk management committee has not engaged in hedging to the full extent approved by the BOD. The Company has a hedge in place of 100 BTC of expected future BTC compensation.

During the three months ended March 31, 2024, the Company had BTC option contracts to sell digital assets that expired which resulted in a realized loss and an unrealized gain of $0.7 million and $0.1 million, respectively, mainly related to premiums for the option contracts hedging the risk of the BTC price decreasing and protecting the Company’s margins. Refer to Note 17 to the Financial Statements for more details.

Synthetic HODL program of digital assets

Alongside the hedging program, and with the intent to manage a more capital-efficient portfolio, in June 2023, the BOD approved a HODL strategy, referred to as a Synthetic HODL strategy, which allows up to 20% of the Company’s BTC exposure to be replicated using BTC call options. In October 2023, the Company initiated its Synthetic HODL strategy with the purchase of long-dated BTC call options. The primary objective of the Synthetic HODL is to allow the Company to accumulate BTC in treasury and increase BTC exposure in a manner that is risk-managed and capital efficient. As of May 14, 2024, the Company has active call option contracts providing the right to buy up to 170 BTC. It remains within the risk management committee’s discretion to dynamically adjust Bitfarms’ hedge and Synthetic HODL ratios within the risk limits approved by the BOD to more adequately respond to market factors that are beyond the Company’s operational control. During the three months ended March 31, 2024, the Company purchased long-dated BTC call options which resulted in a realized gain and an unrealized gain of $1.1 million and $2.0 million, respectively, attributable to the increase in the BTC price during the period.

33	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

10. LIQUIDITY AND CAPITAL RESOURCES (Continued)

C.	Contractual obligations

The following are the contractual maturities of financial liabilities and gross lease liabilities (non-financial liabilities) with estimated future interest payments, as applicable, as of March 31, 2024:

(U.S. $ in thousands)	2024	2025	2026	2027	2028 and thereafter	Total
Trade accounts payable and accrued liabilities	10,669	—	—	—	—	10,669
Long-term debt	164	224	231	238	1,573	2,430
Lease liabilities	2,301	2,948	2,792	2,516	7,894	18,451
	13,134	3,172	3,023	2,754	9,467	31,550

D.	Commitments

As of March 31, 2024, the Company’s remaining payment obligations in connection with the Purchase Order, the Purchase Option and the March 2024 Purchase Order are outlined below:

As of March 31,
(U.S. $ in thousands)	2024
Three months ending June 30, 2024	39,528
Three months ending September 30, 2024	85,889
Three months ending December 31, 2024	30,772
156,189

If the Company is unable to meet its payment obligations, it could result in the loss of equipment prepayments and deposits paid by the Company under the Purchase Order and remedial legal measures being taken against the Company, which may result in damages payable by the Company and forced continuance of the contractual arrangement. Under such circumstances, the Company’s growth plans and ongoing operations could be adversely impacted.

E.	Contingent liability

In 2021, the Company imported Miners into Washington State that the vendor located in China claimed originated in Malaysia. In early 2022, U.S. Customs and Border Protection challenged the origination of the Miners, asserting their manufacture in China, and notified the Company of a potential assessment of a U.S. importation duty of 25%. Since the request for information by U.S. Customs and Border Protection, the Company has been working with the vendor to validate their origination outside of China by visiting contract manufacturer sites and by examining and documenting the manufacture and assembly of the Miners by the vendor and its third-party contractors.

During the third quarter of 2023, the Company submitted the supporting documentation to U.S. Customs and Border Protection in defense of its position that the Miners were manufactured outside China and the associated custom duties in the amount of $9.4 million do not apply. While the final outcome of this matter is uncertain at this time, Management has determined it is not probable that it will result in a future cash outflow for the Company, and, as such, no provision was recorded as of March 31, 2024.

34	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

11. FINANCIAL POSITION

A.	Working Capital

	As of March 31,	As of December 31,
(U.S. $ in thousands)	2024	2023 (1)	$ Change	% Change
Total Current Assets	137,319	129,984	7,335	6%
Total Current Liabilities	45,518	69,154	(23,636)	(34)%
Working Capital	91,801	60,830	30,971	51%

With the BTC halving event that occurred on April 19, 2024, the Company continues to place importance on maintaining sufficient liquidity to manage the uncertainty and capitalize upon suitable opportunities the halving event may present. As of March 31, 2024, Bitfarms had working capital of $91.8 million, compared to $60.8 million as of December 31, 2023. The increase in working capital was mostly due to:

●	A $23.6 million increase in total digital assets resulting from the appreciation of the BTC price during Q1 2024.
●	A $21.9 million decrease in warrant liabilities due to the subsequent fair value revaluation of the warrants from the 2021 and the 2023 private placements, and the exercise of 2023 private placements warrants.
●	Scheduled capital repayments of $4.0 million to fully pay off the NYDIG loan. The effect on working capital is nil as the repayments decreased the cash balance and the loan balance by corresponding amounts.

The increases in working capital was partially offset by:

●	A $18.1 million decrease in cash, mainly used for expansion projects during Q1 2024, with the remainder intended for future payments of Miners as part of the transformative fleet upgrade and general working capital purposes.

[1]	Prior year figures are derived from restated financial statements. Refer to Section 14 - Restatement.

35	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

11. FINANCIAL POSITION (Continued)

B.	Property, plant and equipment

The net book value of PPE by country is as follows:

	As of March 31,	As of December 31,
(U.S. $ in thousands)	2024	2023	$ Change	% Change
Canada	78,618	101,454	(22,836)	(23)%
Argentina	50,598	54,657	(4,059)	(7)%
USA	15,902	18,154	(2,252)	(12)%
Paraguay	32,649	11,747	20,902	178%
	177,767	186,012	(8,245)	(4)%

As of March 31, 2024, Bitfarms had PPE of $177.8 million, compared to $186.0 million as of December 31, 2023.

●	The decrease of $8.2 million, or 4%, was primarily due to the $22.8 million decrease of PPE in Canada, mainly related to regular depreciation expense in addition to accelerated depreciation of older Miners and the classification to assets held for sale. Refer to Note 9 - Property, Plant and Equipment to the Financial statements for more details about the accelerated depreciation.
●	PPE in Argentina and the USA decreased by $4.1 million and $2.3 million, respectively, mostly due to regular depreciation expense and the accelerated depreciation of older Miners. Refer to Note 9 - Property, Plant and Equipment to the Financial Statements.
●	These decreases were partially offset by the $20.9 million increase in Paraguay PPE primarily due to approximately 600 WhatsMiner M53S and 2,900 Bitmain T21 Miners in transit and the construction of the Paso Pe warehouse and substation during Q1 2024.

C.	Intangible assets

As of March 31, 2024, Bitfarms had intangible assets of $4.5 million, compared to $3.7 million as of December 31, 2023. The $0.8 million increase is mainly due to the Washington State access right to electricity being available for use and reclassified from long-term deposits, equipment, prepayments and other to intangible assets. The increase was partially offset by the amortization of the Company’s access rights to electricity in Washington State and access rights to electricity already held in Quebec and Paraguay since 2023. The following table summarizes those access rights to electricity:

Year	Location	Additions to intangibles ($)	Additional capacity		Term of contractual access rights	Amortization method and period
2024	Washington State, USA	912	6 MW		No termination date	Declining balance 4%
		912	6 MW
2023	Baie-Comeau, Quebec	2,315	22 MW		No termination date	Straight-line over the lease term of the facility
2023	Paso Pe, Paraguay	1,065	50 MW	*	Ending in December 31, 2027	Straight-line over the access rights period
2023	Yguazu, Paraguay	421	100 MW		Ending in December 31, 2027	Straight-line over the access rights period
		3,801	172 MW

			178 MW

*	In November 2023, the Company finalized an amendment to the existing contract for an additional 20 MW of energy capacity for a total capacity of 70 MW.

Refer to Notes 5 and 14 to the 2023 Annual Financial Statements and Note 10 to the Financial Statements for more details.

36	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

12. FINANCIAL INSTRUMENTS

The Company discloses information on the classification and fair value of its financial instruments, as well as on the nature and extent of risks arising from financial instruments, and related risk management in Note 17 to the Financial Statements and Note 22 to the 2023 Annual Financial Statements. Risks are related to foreign currency, credit, counterparty, liquidity, and concentration.

13. RELATED PARTY TRANSACTIONS

The Company discloses information on its related party transactions, as defined in IAS 24, Related Party Disclosures, in Note 18 to the Financial Statements.

14. RESTATEMENT

In the Financial Statements, the Company has restated its consolidated statements of profit or loss and comprehensive profit or loss for the three months March 31, 2023 and its consolidated statements of cash flows for the three months March 31, 2023, which were previously filed on SEDAR+ and EDGAR. Subsequent to the original issuance of those financial statements, Management, with the assistance of outside counsel, conducted a review of the private placement financings which closed in 2021 (“2021 private placements”) to determine if the warrants issued should be recognized as financial liabilities and accounted for at fair value through profit and loss rather than as equity instruments.

The 2021 private placement financings were comprised of common shares and warrants. The warrants are convertible into a fixed number of common shares of the Company but have a contingent cashless exercise clause (i.e., there was a contingent variability provision). In accordance with IAS 32, Financial Instruments: Presentation, variability in the number of its own shares delivered upon exercise of the warrants would result in a financial liability.

In 2023, the Company concluded that the proper accounting classification of the warrants was as financial liabilities and accounted for at fair value through profit and loss. Although the conditional settlement provisions attached to the warrants are unlikely to occur, they are deemed to be genuine, and, accordingly, the warrants should be recognized as financial liabilities.

The Company has made adjustments to the figures reported in the previously mentioned financial statements periods and present the warrants issued in connection with the private placement financings as financial liabilities as shown in the Financial Statements.

For additional information on the financial statements restatement, please refer to Note 3d of the Financial Statements.

37	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

15. INTERNAL CONTROLS OVER FINANCIAL REPORTING

A.	Disclosure Controls and Procedures

Management, under the supervision of the Interim CEO and Chief Financial Officer (“CFO”) of the Company, has designed or caused to be designed under their supervision, disclosure controls and procedures (“DC&P”) to provide reasonable assurance that:

i) material information relating to the Company is made known to them by others, particularly during the period in which the annual filings are being prepared; and

ii) information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by the Company under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

B.	Management’s quarterly report on internal control over financial reporting

Management, under the supervision of the Interim CEO and CFO, is also responsible for establishing and maintaining adequate internal controls over financial reporting (“ICFR”). Management, under the supervision of the Interim CEO and CFO, has designed ICFR, or caused them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards.

Identified material weaknesses

A material weakness is a deficiency, or a combination of deficiencies, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

In conjunction with the preparation of the Company’s financial statements for the year ended December 31, 2023 and specifically, in connection with the accounting for private placement warrants that were issued in the fourth quarter of 2023, Management identified an error in its accounting for previously issued warrants that were issued in connection with certain private placement financings in 2021. Management has determined that the control over accounting for complex financing transactions did not operate effectively in 2021 as the warrants issued in 2021 should have been classified as a financial liability and accounted for at fair value through profit and loss, and not as equity instruments. The restatement to correct the classification and subsequent accounting for those warrants impacted the consolidated financial statements of the company for the year ended December 31, 2022 and for the three months ended March 31, 2023, which has been reflected in the restated comparative periods (including an opening balance sheet as of January 1, 2022 and December 31, 2022, respectively) presented in the consolidated financial statements for the year ended December 31, 2023 and for the three months ended March 31, 2024, respectively.

Refer to Section 14 for more details about the material errors and related restatements. Management considers these restatements to constitute a material weakness that requires remediation, and Management is in the process of implementing remediation measures to address the material weakness.

38	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

15. INTERNAL CONTROLS OVER FINANCIAL REPORTING (Continued)

B.	Management’s quarterly report on internal control over financial reporting (Continued)

Status of remediation plan

Remediation efforts to date comprise expanding the finance team to include more Chartered Professional Accountants (CPAs) with technical expertise and experience in evaluating more complex areas of IFRS Accounting Standards, involving the Company’s legal counsel on evaluating complex agreements involving financial instruments and engaging third-party consultants to assist with assessing the accounting for complex financial instruments and review of financial statements. Management’s efforts are ongoing, and its remediation plan is expected to be completed during 2024.

If these remedial measures are insufficient to address the material weakness described above, or are not implemented timely, or additional deficiencies arise in the future, material misstatements in our interim or annual financial statements may occur in the future and could have the effects described in the “Risk Factors” section of the MD&A for the year ended December 31, 2023.

C.	Changes in internal control over financial reporting

There have been no changes in the Company’s ICFR that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR during the period beginning on January 1, 2024 and ended March 31, 2024.

D.	Limitation of DC&P and ICFR

All control systems contain inherent limitations, regardless of how well designed. As a result, Management acknowledges that its internal control over financial reporting will not prevent or detect all misstatements due to error or fraud. In addition, Management’s evaluation of controls can provide only reasonable, not absolute, assurance that all control issues that may result in material misstatements, if any, have been detected.

16. RECENT AND SUBSEQUENT EVENTS

A.	2024 ATM Program

During the period from April 1, 2024 to May 14, 2024, the Company issued 42,155,000 common shares through the 2024 ATM Program in exchange for gross proceeds of $85.2 million at an average share price of approximately $2.02. The Company received net proceeds of $82.5 million after paying commissions of $2.7 million to the sales agent.

39	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

16. RECENT AND SUBSEQUENT EVENTS (Continued)

B.	Canadian Sales Tax Refund

In April 2024, the Company received a positive ruling from the tax authorities that Canadian sales taxes paid by the Company will once again be refunded. Between February 5, 2022, the date on which the new tax legislation was enacted, and April 2024, the Company filed monthly sales tax claims totaling approximately $23.7 million (CAD$32.0 million) that were not paid to the Company. The refund of sales taxes relates to sales taxes charged on various expenditures including, but not limited to electricity costs, cost of property, plant and equipment, professional services, etc.

C.	Contingent Liability

As described in Note 18 to the Financial Statements, in March 2024, as a result of the Company’s decision to terminate the CEO’s employment, a termination payment of $1.6 million was accrued during the three months ended March 31, 2024 based on the terms of the CEO’s employment agreement, and classified in trade payables and accrued liabilities. On May 10, 2024, the CEO filed a Statement of Claim in the Superior Court of Ontario against the Company claiming damages for breach of contract, wrongful dismissal and aggravated and punitive damages for a total amount of $26.7 million. The Company believes the claims are without merit and intends to defend itself vigorously against the claims. Such matters are inherently uncertain, and there can be no guarantee that the outcome of any such matter will be decided favorably to the Company. The loss, if any, is not estimable at this time and Management does not believe the outcome of this matter will have a material adverse impact on its results of operations, cash flows and financial condition.

D.	Yguazu Power Purchase Agreement Amendment

On May 13, 2024, the Company amended its power purchase agreement (“PPA”) for its future Yguazu facility in Paraguay to increase the contracted power from 100 MW to 200 MW beginning on January 1, 2025. The Company is required to pay security deposits totaling $16.2 million between June 2024 and January 2025 for future electricity consumption. The security deposits paid to the energy supplier are refundable at the end of the contract term in December 2027 assuming the Company draws power based on the agreed upon schedule and is not in breach of other clauses in the PPA.

17. SHARE CAPITAL

As of the date of this MD&A, the Company has 398,587,000 common shares outstanding, 11,992,000 vested and 8,645,000 unvested stock options, 29,873,000 warrants outstanding and 800,000 restricted stock units. There are no preferred shares or any other classes of shares outstanding.

40	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

18. REGULATORY COMPLIANCE

The Company has engaged legal counsel in each jurisdiction in which it maintains operations to monitor changes to the laws and regulations of such jurisdiction and to advise how it can maintain compliance with such laws and regulations. Legal counsel reports directly to the Interim CEO. The following is a discussion of regulatory compliance considerations specific to each such jurisdiction:

Argentina

The Company operates one 54 MW server farm located in Cordoba, Argentina (with an electrical infrastructure capacity of 55 MW). Refer to Section 6 - Expansion Projects - A. Argentina Expansion of this MD&A and the 2023 AIF under Section 5.2 - FUTURE GROWTH PLANS - ARGENTINA EXPANSION.

There are no material restrictions in Argentina on the business of operating a server farm or conducting the business of the Company as described herein and in the 2023 AIF, and, as of the date of this MD&A, the Company has not received any material notices or statements from regulatory authorities in Argentina that would negatively impact its operations in Argentina. The Company is not relying on any registrations, exemptions, or “no action” letters to conduct its business in Argentina.

Paraguay

The Company operates one 10 MW server farm located in Villarrica, Paraguay. Refer to Section 6 - Expansion Projects - B. Paraguay Expansion of this MD&A and the 2023 AIF under Section 5.3 - FUTURE GROWTH PLANS - PARAGUAY EXPANSION.

There are no material restrictions in Paraguay on the business of operating a server farm or conducting the business of the Company as described herein and in the 2023 AIF, and as of the date of this MD&A, the Company has not received any material notices or statements from regulatory authorities in Paraguay that would negatively impact its operations in Paraguay. The Company is not relying on any registrations, exemptions, or “no action” letters to conduct its business in Paraguay.

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BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

18. REGULATORY COMPLIANCE (Continued)

On April 4, 2024, Paraguay’s Senate initially proposed a 180-day blanket ban on cryptocurrency mining due to concerns over power theft and disruptions to the electricity supply. However, the Senate is reevaluating its position regarding the proposed ban. Senators are now exploring the possibility of leveraging Paraguay’s excess energy from the Itaipu hydropower plant to power Bitcoin mining operations, arguing that selling excess energy to Bitcoin miners could unlock substantial revenue streams and bolster Paraguay’s economy. The Paraguayan Senate held a public hearing on April 23, 2024 to debate the merits and drawbacks of Bitcoin mining in the country. Lawmakers acknowledged the issues caused by illegal mining operations disrupting the power supply, but also recognized the potential economic benefits of embracing licensed mining. The public hearing appears to have shifted Paraguay’s stance towards exploring ways to regulate and monetize the industry through the use of the country’s abundant hydroelectric resources.

Washington State

The Company operates one 17 MW server farm located in the State of Washington in the United States. Refer to Section 6 - Expansion Projects - C. Washington Expansion of this MD&A and the 2023 AIF under the Section 5.4 - FUTURE GROWTH PLANS - WASHINGTON EXPANSION.

There are no material restrictions in Washington on the business of operating a server farm or conducting the business of the Company as described herein and in the 2023 AIF, and as of the date of this MD&A, the Company has not received any material notices or statements from regulatory authorities in Washington that would negatively impact its operations in Washington. The Company is not relying on any registrations, exemptions, or “no action” letters to conduct its business in Washington.

Québec

The Company operates a total of eight server farms with an aggregate power capacity of 159 MW located in the Province of Québec, Canada. Refer to Section 6 - Expansion Projects - D. Canada Expansion of this MD&A and the 2023 AIF under the Section 5.5 - FUTURE GROWTH PLANS - CANADA EXPANSION.

There are no material restrictions in Québec or Canada on the business of operating a server farm or conducting the business of the Company as described herein and in the 2023 AIF, and as of the date of this MD&A, the Company has not received any material notices or statements from regulatory authorities in the Québec or Canada that would negatively impact its operations in Québec or Canada. The Company is not relying on any registrations, exemptions, or “no action” letters to conduct its business in Québec or Canada.

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BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

19. RISK FACTORS

The Company is subject to a number of risks and uncertainties and is affected by several factors that could have a material adverse effect on the Company’s business, financial condition, operating results, and/or future prospects. These risks should be considered when evaluating an investment in the Company and may, among other things, cause a decline in the price of the Corporation’s shares.

The risks and uncertainties that Management considers as the most material to the Company’s business are described in the section entitled Risk Factors of the Company’s MD&A for the year ended December 31, 2023, dated March 6, 2024. These risks and uncertainties have not materially changed during the three months ended March 31, 2024.

20. SIGNIFICANT ACCOUNTING ESTIMATES

The Company’s significant accounting judgments, estimates and assumptions are summarized in Note 4 to the 2023 Annual Financial Statements.

21. MATERIAL ACCOUNTING POLICY INFORMATION AND NEW ACCOUNTING POLICIES

Refer to Note 3 to the 2023 Annual Financial Statements and Note 3 to the Financial Statements for more information regarding the Company’s material accounting policy information and new accounting policies.

22. CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements about the Company’s objectives, plans, goals, aspirations, strategies, financial condition, results of operations, cash flows, performance, prospects, opportunities and legal and regulatory matters. Specific forward-looking statements in this MD&A include, but are not limited to, statements with respect to the Company’s anticipated future results, events and plans, strategic initiatives, future liquidity, and planned capital investments. Forward-looking statements are typically identified by words such as “expect”, “anticipate”, “believe”, “foresee”, “could”, “estimate”, “goal”, “intend”, “plan”, “seek”, “strive”, “will”, “may”, “maintain”, “achieve”, “grow”, “should” and similar expressions, as they relate to the Company and its Management.

Forward-looking statements reflect the Company’s current estimates, beliefs and assumptions, which are based on management’s perception of historical trends, current conditions and expected future developments, as well as other factors it believes are appropriate under the circumstances. The Company’s expectation of operating and financial performance is based on certain assumptions including assumptions about operational growth, anticipated cost savings, operating efficiencies, anticipated benefits from strategic initiatives, future liquidity, and planned capital investments. The Company’s estimates, beliefs and assumptions are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change. The Company can give no assurance that such estimates, beliefs and assumptions will prove to be correct.

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BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

22. CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS (Continued)

Numerous risks and uncertainties could cause the Company’s actual results to differ materially from those expressed, implied or projected in the forward-looking statements. Such risks and uncertainties include:

●	Bitcoin Halving event;
●	insolvency, bankruptcy, or cessation of operations of mining pool operator;
●	reliance on foreign mining pool operator;
●	counterparty risk;
●	emerging markets operating risks;
●	reliance on manufacturing in foreign countries and the importation of equipment to the jurisdictions in which the company operates;
●	dependency on continued growth in blockchain and cryptocurrency usage;
●	the availability of financing opportunities and risks associated with economic conditions, including BTC price, Bitcoin network difficulty and share price fluctuations;
●	global financial conditions;
●	employee retention and growth;
●	cybersecurity threats and hacking;
●	limited operating history and limited history of de-centralized financial system;
●	risk related to technological obsolescence and difficulty in obtaining hardware;
●	economic dependence on regulated terms of service and electricity rates;
●	costs and demands upon Management and accounting and finance resources as a result of complying with the laws and regulations affecting public companies;
●	expense and impact of restatement of the Company’s historical financial statements;
●	lack of comprehensive accounting guidance for cryptocurrencies under IFRS Accounting Standards;
●	internal control material weakness;
●	increases in commodity prices or reductions in the availability of such commodities could adversely impact the Company’s results of operations;
●	permits and licenses;
●	server or internet failures;
●	tax consequences;
●	environmental regulations and liability;
●	adoption of environmental, social, and governance practices and the impacts of climate change;
●	erroneous transactions and human error;
●	facility developments;
●	non-availability of insurance;
●	competition;
●	hazards associated with high-voltage electricity transmission and industrial operations;
●	corruption, political and regulatory risk;
●	potential being classified as a passive foreign investment company;
●	lawsuits and other legal proceedings and challenges;
●	conflict of interests with directors and management; and
●	other factors beyond the Company’s control.

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BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

22. CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS (Continued)

The above is not an exhaustive list of the factors that may affect the Company’s forward-looking statements. For a more comprehensive discussion of factors that could affect the Company, refer to the risk factors discussed above and those contained in the “Risk Factors” of the 2023 AIF. Other risks and uncertainties not presently known to the Company or that the Company presently believes are not material could also cause actual results or events to differ materially from those expressed, implied or projected in its forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect the Company’s expectations only as of the date of this MD&A. Except as required by law, the Company does not undertake to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

23. CAUTIONARY NOTE REGARDING NON-IFRS AND OTHER FINANCIAL MEASURES AND RATIOS

This MD&A makes reference to certain measures that are not recognized under IFRS and do not have a standardized meaning prescribed by IFRS. They are therefore unlikely to be comparable to similar measures presented by other companies. The Company uses non-IFRS and other financial measures and ratios including “EBITDA,” “EBITDA margin,” “Adjusted EBITDA,” “Adjusted EBITDA margin,” “Gross Mining profit,” “Gross Mining margin,” “Gross margin”, “Operating margin”, “Direct Cost”, “Direct Cost per BTC”, “Total Cash Cost” and “Total Cash Cost per BTC” as additional information to complement IFRS measures by providing further understanding of the Company’s results of operations from Management’s perspective. Refer to Section 9 - Non-IFRS and Other Financial Measures and Ratios of the MD&A for more details.

These measures are provided as additional information to complement IFRS measures by providing further understanding of the Company’s results of operations from Management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under IFRS. Reconciliations from IFRS measures to non-IFRS measures are included throughout this MD&A.

24. ADDITIONAL INFORMATION

Additional information and other publicly filed documents relating to the Company, including the Company’s 2023 AIF, are available through the internet on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.

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BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

25. GLOSSARY OF TERMS

Terms	Definition
ASIC	ASIC stands for Application Specific Integrated Circuit and refers primarily to specific computer devices designed to solve the SHA-256 algorithm.
Bitcoin (BTC)	BTC is a decentralized digital currency that is not controlled by any centralized authority (e.g., a government, financial institution or regulatory organization) that can be sent from user to user on the Bitcoin network without the need for intermediaries to clear transactions. Transactions are verified through the process of Mining and recorded in a public ledger known as the Blockchain. BTC is created when the Bitcoin network issues Block Rewards through the Mining process.
Block Reward	A Bitcoin block reward refers to the new BTC that are awarded by the Blockchain network to eligible cryptocurrency Miners for each block they successfully mine. The current block reward is 3.125 BTC per block.
Blockchain	A Blockchain is a cloud-based public ledger that exists on computers that participate on the network globally. The Blockchain grows as new sets of data, or ‘blocks’, are added to it through Mining. Each block contains a timestamp and a link to the previous block, such that the series of blocks form a continuous chain. Given that each block has a separate hash and each hash requires information from the previous block, altering information an established block would require recalculating all the hashes on the Blockchain which would require an enormous and impracticable amount of computing power. As a result, once a block is added to the Blockchain it is very difficult to edit and impossible to delete.
Exahash or EH/s	One quintillion (1,000,000,000,000,000,000) hashes or one million Terahash per second.
Hash	A hash is a function that converts or maps an input of letters and numbers into an encrypted output of a fixed length, which outputs are often referred to as hashes. A hash is created using an algorithm. The algorithm used in the validation of Bitcoin transactions is the SHA-256 algorithm.
Hashrate	Hashrate refers to the number of hash operations performed per second and is a measure of computing power in Mining cryptocurrency.
Megawatt	A megawatt is 1,000 kilowatts of electricity and, in the industry of cryptocurrency Mining, is typically a reference to the number of megawatts of electricity per hour that is available for use.
Miners	ASICs used by the Company to perform Mining.
Mining	Mining refers to the process of using specialized computer hardware, and in the case of the Company, ASICs, to perform mathematical calculations to confirm transactions and increase security for the BTC Blockchain. As a reward for their services, Bitcoin Miners collect transaction fees for the transactions they confirm, along with newly created BTC as Block Rewards.
Mining Pool	A Mining pool is a group of cryptocurrency Miners who pool their computational resources, or hashrate, in order to increase the probability of finding a block on the BTC Blockchain. Mining pools administer regular payouts to mitigate the risk of Miners operating for a prolonged period of time without finding a block.

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BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

25. GLOSSARY OF TERMS (Continued)

Terms	Definition
Network Difficulty	Network difficulty is a unitless measure of how difficult it is to find a hash below a given target. The Bitcoin network protocol automatically adjusts Network Difficulty by changing the target every 2,016 blocks hashed based on the time it took for the total computing power used in Bitcoin Mining to solve the previous 2,016 blocks such that the average time to solve each block is ten minutes.
Network Hashrate	Network hashrate refers to the total global hashrate (and related computing power) used in Mining for a given cryptocurrency.
Petahash or PH/s	One quadrillion (1,000,000,000,000,000) hashes or one thousand Terahash per second.
SHA-256	SHA stands for Secure Hash Algorithm. The SHA-256 algorithm was designed by the US National Security Agency and is the cryptographic hash function used within the Bitcoin network to validate transactions on the Bitcoin Blockchain.
Synthetic HODL	Synthetic HODL is the Company’s use of financial instruments to create BTC-equivalent exposure.
Terahash or TH/s	One trillion (1,000,000,000,000) hashes or one Terahash per second.

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